United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-561
WINDARRA MINERALS LTD.

02 MAR 27 AM 8:34

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

SUPPL

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to [redacted]rting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver [redacted]olumbia 1-800-373-6393

02028034

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y	M	D
WINDARRA MINERALS LTD.			01	12	31	02	02	25

ISSUER ADDRESS				
#900 – 555 BURRARD STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V7X 1M8	604-893-7071	604-688-1508
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
JUNE BALLANT		CONTROLLER		604-688-1508
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
jballant@windarra.com				

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Steve Brunelle"	STEVE BRUNELLE	02	02	25
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"John Pallot"	JOHN PALLOT	02	02	25

FIN51-901F Rev.2000/12/19

dw 4/1

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the three months ended December 31, 2001.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

   a) Deferred exploration costs:

   See Statement of Consolidated Deferred Exploration Expenditures in the attached unaudited consolidated financial statements.

   b) General and administrative expenses:

   See the statement of operations in the attached unaudited consolidated financial statements.

2. Related party transactions:

   See Note7 in the attached unaudited consolidated financial statements.

3. For the current fiscal year to date:

   a) Summary of securities issued:

   There were no securities issued during the period.

   b) Summary of options granted:

   There were no options granted during the period.

4. As at the end of the reporting period:

   a) Authorized share capital: 100,000,000 common shares without par value

   b) Shares issued and outstanding:

	Number of Shares	Amount
Balance, December 31, 2001	23,721,909	$ 21,817,526

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd…)

c) Options, warrants and convertible securities outstanding:

See Note 6 in the attached unaudited consolidated financial statements.

d) Number of escrow shares: Nil

5. List of directors and officers:

Director and President:	William Anderson
Director:	John Pallot
Director:	Steven Brunelle
Secretary:	June Ballant

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. Business Operations

The Company has been in the business of exploring its extensive mineral property holdings, both directly and indirectly, through its subsidiaries, Westward Explorations Ltd. ("Westward") and Mishibishu Gold Corporation ("Mishibishu"). However, during the period, the Company entered into an amalgamation agreement with China Energy and Power Corporation ("China Energy"). China Energy is a Canadian corporation that owns the rights to a significant anthracite coal deposit in Guizhou Province, China. China Energy has a 50 year Definitive Agreement to develop and own production and sale of anthracite.

The new amalgamated company will be called Windarra Energy & Power Company ("Amalco"). Under the proposed amalgamation, the Windarra shareholders will receive in the aggregate 1,411,111 shares of Amalco for all the outstanding common shares of the Company. This share issuance will represent 10% of Amalco. The shareholders of China Energy will receive 90% of Amalco. This transaction is subject to shareholder and regulatory approval.

This transaction constitutes a reverse take-over pursuant to the policies of the Canadian Venture Exchange. Consequently, the shares of the Company have been halted from trading since the date of the announcement. The Company's shares will become eligible for reinstatement of trading once the Company meets certain requirements including retaining a sponsor and that sponsor completing a preliminary due diligence of the Company and filed a Sponsor Acknowledgement Form.

2. Mineral Properties

Little Deer Lake, Saskatchewan

The Company holds a 20% interest in a joint venture. During the period, no works programs were undertaken.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd…)

2. Mineral Properties (cont'd…)

Magnacon Properties, Ontario

In March 2000, Windarra and Westward agreed to the sale of the operator's controlling interest to River Gold Mines Ltd. ("River Gold"). Under a revised joint venture agreement Windarra and Westward do not have to expend capital on this property until River Gold completes a US$2M work commitment in the next 3 years. The Company does not have to spend on this property until River Gold completes its US$2 million work commitment over the next 3 years.

The Magnacon property was mined between 1989 and 1990. A consultant's report prepared by Watts, Griffis and McQuat in 1995 valued the property at $31 million based on reserves of 2,345,000 tons at an average grade of 0.20 ounce of gold per ton. In 1996, Windarra sold its interest in the Magnacon Mill to River Gold but retained certain milling rights which are available to Windarra, Westward and Mishibishu. Future exploration efforts at this property will target additional gold deposits that could provide feed to the nearby mill. In accordance with recent recommendations by the CICA, the Company decided to write-down the mineral claims and related deferred explorations costs to a nominal value in the previous year. The Company will continue to maintain these claims for future opportunities.

Los Caballos Property, Argentina

Pursuant to the Cameco-Westward-Tenke option agreement, Westward has received to date 675,000 shares of Tenke Mining Corp. Tenke has also acknowledged that an accelerated pro-rata release of remaining Tenke shares based on expenditures to date is due. During the period, the Company received 170,378 common shares of Tenke recorded at a deemed price of $0.52 per share.

The Adelaide Group

The Company entered into a Partnership Agreement with the Adelaide Group to acquire a 10% participation interest in coal trade between China and Europe in consideration of $50,000. The Adelaide Group proposes to source and sell the coal to western European end users. The port of origin of the coal is located in Rizhao, China.

Mishibishu Lake Gold Belt, Northern Ontario

The Company's focus during the year 2001 period was to maintain its strategic property positions along the Mishibishu Lake Gold Belt in Northern Ontario.

The **Pukaskwa Property** covers a 14 km segment of the deformation zone which is the host to numerous gold anomalies and showings along its length highlighted in the west by the Champagne Vein where surface sampling averaged 16.2 grams gold per tonne across 1.3 meters along 180 meters of strike length and to the east by the Aardvark and East Zones. In accordance with recent recommendations by the CICA the Company decided to write-down the minerals claims to a nominal value in the previous year.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd…)

2. Mineral Properties (cont'd…)

Mishibishu Lake Gold Belt, Northern Ontario (cont'd...)

The **Mishi Gold Property** covers a further 10 kilometer segment of the same deformation zone further to the east. This property hosts the Mishi Pit which was sold for $1.4 M to River Gold Mines Ltd. in 1998. The Mishi Pit contains a known reserve of 1.4 million tonnes averaging 4.26 grams gold per tonne and is expected to provide future mill feed to the River Gold Mines mill which is operating adjacent to this property. Numerous gold anomalies and surface showings have been identified on the properties and the Company is targeting its efforts to locate additional gold deposits that could provide feed to the nearby mill. It should be noted that the Company maintains certain milling rights at the River Gold mill facility through an earlier arrangement whereby River Gold acquired the mill. Recent Ontario government geologic efforts have identified several priority gold geochemical targets on the Company's properties that will be the subject of follow-up work. In accordance with recent recommendations by the CICA the Company decided to write-down the minerals claims to a nominal value in the previous year. The Company will continue to maintain its core property holdings in the area which have been reduced to lessen its annual carrying costs.

The Company participated in an airborne geophysical campaign in the **James Bay Lowlands** of Ontario with operating partner, Dumont Nickel Ltd. in search of the magnetic surface signatures for potential kimberlite pipes. The prospect of diamond occurrences has been significantly enhanced in this region with the recent discovery by DeBeers. The Company contributed $35,000 on this aeromagnetic survey and elected to convert its contribution to common shares of Dumont as per terms of the arrangement.

Mishibishu has one of the most significant land positions within the Mishibishu Lake Gold Belt and we are encouraged by the Ontario government's continuing commitment to the mining industry through technical support, research grants and tax incentives.

Tulks South, Newfoundland

During the previous year the Company acquired from Tulks Resources Ltd. ("Tulks") the right to earn a 100% interest in Noranda Inc.'s ("Noranada") Tulks South sulphide property in west central Newfoundland, subject to certain back-in rights and/or a royalty payable to Noranda. The Company is required to incur $1,425,000 in exploration expenditures before July 15, 2005. Under the terms of the assignment agreement with Tulks, the Company issued 200,000 common shares at an agreed value of $8,000, and is required to:

i) Pay $35,000;

ii) Issue 300,000 common shares of the Company in minimum tranches of 75,000 common shares on the first, second, third and fourth anniversary dates; and

iii) Issue 50,000 common shares upon receipt of a positive feasibility study.

Tulks is entitled to receive an amount equal in value to a 0.5% net smelter return royalty on the Company's share of production from the property.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd…)

3. Financial Discussion

During the period, the Company incurred administrative expenses totalling $146,567 compared to $45,577 for the same period last year. Over the past year, the Company and its subsidiaries have become more active with the announcements of the investment in the Adelaide Group, the amalgamation with China Energy and the acquisition of the Tulks property. Consequently, the Company has engaged additional consultants and management to assist in the process as well as there has been a related increase in legal costs. A significant portion of the loss was offset by the $88,597 gain on the option of the mineral property regarding the transaction with Tenke Mining Corp.

4. Future Plans

Refer to the heading "Business Operations" above.

5. Working Capital Position

As at December 31, 2001, the Company had a working capital on a consolidated basis of $41,751. In addition, the Company has investments in marketable securities valued at $453,579. The Company is working on financing options that is anticipated to be announced in connection with the amalgamation with China Energy.

6. *Contingency Liability*

During the previous year, Canada Customs and Revenue Agency ("CCRA") reassessed the Company for failure to withhold non-resident taxes on payments made to a former director. The review resulted in a reassessment of approximately $40,000 in taxes, plus accrued interest owing by the Company.
During 1999, the Canada Customs and Revenue Agency ("CCRA") reviewed the Company's 1995 Corporate Income Tax Return filings regarding the sale of certain mineral properties. The review resulted in a reassessment of approximately $800,500 in taxes, plus accrued interest owing by the Company.

Management is of the opinion that these reassessments are without merit and has filed Notices of Objection with the Appeals Division of the CCRA. It is management's opinion that the ultimate resolution with respect to these reassessments cannot be determined at this time, therefore, no provision has been made in the financial statements.

7. Investor Relations

The Company has not undertaken any investor relations activities. Management currently performs all investor relation services.

WINDARRA MINERALS LTD.
Consolidated Balance Sheets
Unaudited

	December 31 2001	September 30 2001
ASSETS		
Current		
Cash and equivalents	$ 76,391	$ 180,841
Receivables	31,346	41,000
Prepaid and deposits	4,345	4,295
	112,082	226,136
Capital assets (Note 3)	8,106	7,982
Mineral properties (Note 4)	8,005	8,005
Deferred exploration costs	51,127	25,066
Long term investment (Note 5)	453,579	457,777
	$ 632,899	$ 724,966
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 70,331	$ 94,021
Minority interest	(9,423)	-
	60,908	94,021
Shareholders' equity		
Capital stock (Note 6)	21,817,526	21,817,526
Deficit	(21,245,535)	(21,186,581)
	571,991	630,945
	$ 632,899	$ 724,966

Nature of operations (Note 1)

Contingency (Note 8)

On behalf of the Board:

"Steve Brunelle"
Steve Brunelle
Director

"John Pallot"
John Pallot
Director

WINDARRA MINERALS LTD.
Consolidated Statements of Operations and Deficit
Unaudited

	3 months ended Dec 31 2001	3 months ended Dec 31 2000
REVENUE		
Rent and management income	$ 8,900	$ 6,263
EXPENSES		
Administration fees	19,500	14,520
Amortization	599	324
Audit and accounting	500	-
Business Development Fees	34,000	-
Management & Financial consulting	24,000	-
Investor Relations	1,475	556
Legal	14,644	550
Office and miscellaneous	23,747	17,188
Regulatory fees	4,859	6,496
Rent & reception	9,225	3,900
Transfer agent fees	2,132	2,043
Travel & related costs	11,886	-
	146,567	45,577
Loss before other items	(137,667)	(39,314)
Other items		
Interest income	2,385	593
Loss on sale of investment	(21,692)	-
Loss on investments in subsidiaries due to issuance of additional shares of subsidiaries	-	(1,725)
Gain on option of Mineral Property	88,597	-
	69,290	(1,132)
Loss before minority interest	-	(40,446)
Minority interest share of losses of subsidiaries	9,423	7,996
Loss for the period	(58,954)	(32,450)
Deficit, beginning of period	(21,186,581)	(19,623,020)
Deficit, end of period	$ (21,127,627)	$ (19,655,470)
Income (Loss) per share	$ (0.01)	$ (0.01)

The accompanying notes are an integral part of these consolidated financial statements.

WINDARRA MINERALS LTD.
Consolidated Statements of Cash Flows
Unaudited

		3 months ended Dec 31 2001		3 months ended Dec 31 2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss) for the period	$	(58,954)	$	(32,450)
Items not affecting cash:				
Amortization		599		324
Loss on investments in subsidiaries due to issuance of additional shares of subsidiaries		-		1,725
Minority interest share of loss of subsidiaries		(9,423)		(7,996)
Loss on sale of investment		21,692		-
Gain on option of minerals property		(88,597)		-
Changes in non-cash working capital items:				
(increase) decrease in receivables		9,654		(11,235)
Decrease (increase) in accounts payable and accrued liabilities		(23,690)		44,322
Increase (decrease) in prepaids & deposits		(50)		
Net cash used in operating activities		(148,769)		(5,310)
CASH FLOWS FROM INVESTING ACTIVITIES				
Exploration expenditures		(26,061)		(46,530)
Exploration funds advanced (expensed)		-		250
Acquisition of capital assets		(722)		-
Proceeds on sale of investment		71,102		-
Net cash provided by investing activities		44,319		(46,280)
Decrease in cash and equivalents during the period		(104,450)		(51,590)
Cash and equivalents, beginning of period		180,841		620,356
Cash and equivalents, end of period	$	76,391	$	568,766

The accompanying notes are an integral part of these consolidated financial statements.

WINDARRA MINERALS LTD.
Statement of Consolidated Deferred Exploration Expenditures
December 31, 2001
Unaudited

	Pukaskwa Property Ontario	Mishi Property Ontario	Tulks South Property Newfoundland	China Energy	Other	**3-months Dec 31, 2001**
Balance, beginning of period	$ 1	$ 1	$ 25,063	$ -	$ 1	**$ 25,066**
Additions during the period:						
Data compilation	190	-	-	-	-	**190**
Field office & miscellaneous	-	330	-	-	-	**330**
Geology	-	2,000	-	-	-	**2,000**
Technical Report Writing	-	-	-	8,813	-	**8,813**
Transportation	-	-	-	14,728	-	**14,728**
Total additions during the period	190	2,330	-	23,541	-	**26,061**
Balance, end of period	$ 191	$ 2,331	$ 25,063	$ 23,541	$ 1	**$ 51,127**

	Pukaskwa Claims, Ontario	Mishi Gold Property, Ontario	Tulks South Property Newfoundland	Other	**Year Ended Sep 30, 2001**
Balance, beginning of period	$ 1,184,578	$ 488,050	$ -	$ 6,513	**$ 1,679,141**
Additions during the period:					
Camp construction, supplies and accomodation	-	-	1,306	-	**1,306**
Data compilation	325	1,820	2,042	-	**4,187**
Equipment rental	-	-	2,560	-	**2,560**
Field office & miscellaneous	-	1,430	35	-	**1,465**
Geology	-	3,600	13,000	-	**16,600**
Labour	-	11,291	1,001	-	**12,292**
Lease	-	-	2,565	-	**2,565**
Transportation	1,457	457	2,554	-	**4,468**
Total additions during the period	1,782	18,598	25,063	-	**45,443**
	1,186,360	506,648	25,063	6,513	**1,724,584**
Written-down during the period	(1,186,359)	(506,647)	-	(6,512)	**(1,699,518)**
Balance, end of period	$ 1	$ 1	$ 25,063	$ 1	**$ 25,066**

1. NATURE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activities include the acquiring and developing of mineral properties.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company, its 72.06% interest in Westward Explorations Ltd. ("Westward") and its 46.35% interest in Mishibishu Gold Corporation ("Mishibishu"). Both companies are incorporated in British Columbia.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Cash and equivalents

Cash and equivalents include highly liquid investments with original maturity of three months or less.

Capital assets

Capital assets are recorded at cost. Amortization is being provided for using the declining balance method of amortization at the rate of 30% per annum.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Long term investments

Long term investments are stated at cost and are adjusted to net realizable value if there is a decline in value that is other than temporary.

The Company accounts for its investment in the Adelaide Group Partnership ("Adelaide") on the equity basis of accounting, whereby the investment is initially recorded at cost and adjusted to recognize the Company's share of earnings or losses in the partnership.

Financial instruments

The Company's financial instruments consist of cash and equivalents, receivables, exploration advance, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these instruments approximate their carrying values, unless otherwise noted.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock based compensation

The Company grants stock options in accordance with the policies of the CDNX. No compensation expense is recognized for this plan when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

Earnings (loss) per share

In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants ("CICA"), the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive. The new standard has been applied on a retroactive basis and had no material impact on the amounts presented.

Earning (loss) per share is calculated using the weighted-average number of shares outstanding during the period.

3. CAPITAL ASSETS

	Dec 31, 2001			Sept 30, 2001		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 13,534	$ 5,428	$ 8,106	$ 12,812	$ 4,830	$ 7,982

4. MINERAL PROPERTIES

	Magnacon East Block Claims, Ontario	Little Deer Lake Claims, Saskatchewan	Mishi Gold Property, Ontario	Magnacon Claims, Ontario	Pukaskwa Claims, Ontario	Tulks South, Newfoundland Claims	Dec 31, 2001
Balance, beginning of period	$ 1	$ 1	$ 1	$ 1	$ 1	$ 8,000	$ 8,005
Balance, end of period	$ 1	$ 1	$ 1	$ 1	$ 1	$ 8,000	$ 8,005

	Magnacon East Block Claims, Ontario	Little Deer Lake Claims, Saskatchewan	Mishi Gold Property, Ontario	Magnacon Claims, Ontario	Pukaskwa Claims, Ontario	Tulks South, Newfoundland Claims	Sept 30, 2001
Balance, beginning of year	$ 234,500	$ 1	$ 552,234	$ 4,947	$ 80,845	$ -	$ 872,527
Additions during the year	-	-	-	-	-	8,000	8,000
Written-down during the year (Note 8)	(234,499)	-	(552,233)	(4,946)	(80,844)	-	(872,522)
Balance, end of year	$ 1	$ 1	$ 1	$ 1	$ 1	$ 8,000	$ 8,005

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Magnacon East Block Claims, Ontario

The Company holds various interest in certain claims in the Sault Ste. Marie Mining Division, Ontario. In accordance with recent recommendations by the CICA the Company wrote-down related deferred exploration costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

4. MINERAL PROPERTIES (cont'd...)

Little Deer Lake Claims, Saskatchewan

The Company holds a 20% interest in a joint venture on certain claims in the La Ronge Mining Division, Saskatchewan.

Magnacon Claims, Ontario

The Company holds a 25% interest in certain claims in the Sault Ste. Marie Mining Division, Ontario. In accordance with recent recommendations by the CICA, the Company wrote-down related deferred exploration costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

Pukaskwa Claims, Ontario

The Company holds a 100% interest in certain mineral claims in the Sault Ste. Marie Mining Division, Ontario. A portion of the claims are subject to a 2% net smelter return royalty. In accordance with recent recommendations by the CICA, the Company wrote-down related deferred exploration costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

Mishi Gold Property, Ontario

The Company holds certain exploration claims and mining leases in the Mishi Gold property in Ontario. During 1998, the Company sold a portion of its interest in the property. The Company will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne for ore from open pit mining and $1.20 per tonne for ore from underground mining. In accordance with recent recommendations by the CICA, the Company wrote-down related deferred exploration costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

James Bay, Ontario

During the current year the Company signed an option agreement with Dumont Nickel Inc. ("Dumont") to earn a 50% interest in certain mineral claims located in the James Bay Lowland area, Ontario. In order to earn its interest, the Company was required to make the following expenditures:

i) Phase 1 - $35,000 by December 31, 2000 (paid);
ii) Phase 2 - $300,000 by June 30, 2001; and
iii) Phase 3 - $500,000 by June 30, 2002.

During the current year, management of the Company determined that it would not proceed with the development of the property and elected to terminate the agreement and to exchange its interest for 165,000 common shares of Dumont. In July 2001, the Company gave written notice to Dumont and is awaiting regulatory approval for the issuance of shares.

4. **MINERAL PROPERTIES** (cont'd...)

Tulks South, Newfoundland

During the previous year the Company acquired from Tulks Resources Ltd. ("Tulks") the right to earn a 100% interest in Noranda Inc.'s ("Noranada") Tulks South sulphide property in west central Newfoundland, subject to certain back-in rights and/or a royalty payable to Noranda. The Company is required to incur $1,425,000 in exploration expenditures before July 15, 2005. Under the terms of the assignment agreement with Tulks, the Company issued 200,000 common shares at an agreed value of $8,000, and is required to:

i) Pay $35,000;

ii) Issue 300,000 common shares of the Company in minimum tranches of 75,000 common shares on the first, second, third and fourth anniversary dates; and

iii) Issue 50,000 common shares upon receipt of a positive feasibility study.

Tulks is entitled to receive an amount equal in value to a 0.5% net smelter return royalty on the Company's share of production from the property.

Los Caballos, Argentina

During 1999, the Company entered into an option agreement with Cameco Argentina S.A. ("Cameco"), whereby the Company can earn a 51 % interest in certain mineral claims in the San Juan Province, Argentina by incurring exploration expenditures totalling US$1,000,000 by March 15, 2003.

The Company and Cameco subsequently entered into an agreement to option 100% of the claims to Tenke Mining Corp. ("Tenke"). As consideration, Tenke is required to issue a total of 1,200,000 common shares of its capital (to be allocated between the Company and Cameco and or its affiliates) and incur exploration expenditures of US$4,000,000 over four years.

During the current period, the Company received 170,378 common shares of Tenke, which resulted in a net gain of $88,597. As at December 31, 2001, the Company has received a total of 675,000 common shares of Tenke.

China Energy

On November 19, 2001, the Company entered into an amalgamation agreement with China Energy & Power Corporation ("China Energy"). The new amalgamated company will be called Windarra Energy & Power Company ("Amalco"). Under the proposal, the Company shareholders will receive in total 1,441,111 shares of Amalco for all of the outstanding common shares of the Company. This share issuance will represent 10% of the issued and outstanding shares of Amalco. The shareholders of China Energy will received 12,970,000 shares of Amalco in exchange for all of the outstanding shares of China Energy, which will represent 90% of the issued and outstanding shares of Amalco.

4. MINERAL PROPERTIES (cont'd...)

China Energy (cont'd...)

Legally, the business combination is considered an amalgamation however, as a result of the share exchange described above, control of the combined companies passed to the former shareholders of China Energy. This type of share exchange, referred to as a "reverse takeover", deems China Energy to be acquiror for accounting purposes. This transaction is subject to shareholder and regulatory approval.

5. LONG TERM INVESTMENTS

The Company holds the following investments:

	Dec 31, 2001	Sept 30, 2001
Shares of publicly traded companies, quoted market value $407,777 (2000 - $625,946)	$ 403,579	$ 668,405
Less: Write-down	-	(260,628)
	403,579	407,777
Investment in Adelaide	50,000	50,000
Total investments	$ 453,579	$ 457,777

The carrying value of investment in shares includes $69,550 invested in shares of a public company with management common to the Company.

During the previous year, the Company elected to exchange its interest in certain mineral claims for 165,000 common shares of Dumont. This transaction is subject to regulatory approval (Note 4).

During the previous year, the Company acquired a 10% participation interest in Adelaide for $50,000. Adelaide proposes to source and sell coal between China and Europe.

6. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
Issued		
Balance at September 30, 2001 and December 31, 2001	23,721,909	$21,817,526

Stock options

The Company follows the policies of the CDNX under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the policies, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of five years.

Number of Shares	Exercise Price	Expiry Date
325,000	$ 0.11	April 30, 2002
25,000	0.11	February 1, 2004

7. RELATED PARTIES TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $24,000 to a director and officer of the Company.
b) Paid or accrued technical consulting fees of $4,800 to a director of the Company.
c) Paid or accrued corporate administration fees of $19,500 to a company controlled by a director of a subsidiary of the Company.
d) Paid or accrued legal fees of $10,602 to a law firm in which a director of the Company is a partner.

Included in accounts receivable is $19,381 owing by directors and companies with management in common.

Included in accounts payable is $14,490 owing to directors, former directors or companies controlled by former directors.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

8. CONTINGENCY

During the previous year, the Canada Customs and Revenue Agency ("CCRA") reassessed Westward for failure to withhold non-resident taxes on payments made to a former director. The review resulted in a reassessment of approximately $40,000 in taxes, plus accrued interest owing by the Company.

During 1999, CCRA reviewed Westward's 1995 Corporate Income Tax Return filings regarding the sale of certain mineral properties. The review resulted in a reassessment of approximately $800,500 in taxes, plus accrued interest owing by Westward.

Management is of the opinion that the reassessment is without merit and has filed a Notice of Objection with the Appeals Division of CCRA. It is management's opinion that the ultimate resolution with respect to the reassessment cannot be determined at this time, therefore, no provision has been made in these financial statements.

WINDARRA MINERALS LTD.

Windarra Resource Group

CORPORATE DATA

March 2002

HEAD OFFICE

9th Floor, 555 Burrard Street
Box 273, Two Bentall Centre
Vancouver, BC V7X 1M8
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: info@windarra.com

REGISTERED OFFICE & SOLICITOR

Anfield Sujir Kennedy & Durno
Attn: Jay Sujir
1600 – 609 Granville Street
Vancouver, BC V7Y 1C3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1270 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

William Anderson, President and Director
June Ballant, Secretary
John Pallot, Director
Steven Brunelle, Director

INVESTOR CONTACTS

Peter Dunfield
Tel: (604) 688-1508
Fax: (604) 893-7071

CAPITALIZATION

Authorized:	100,000,000
Issued:	23,721,909
Escrow:	Nil
Options:	350,000
Warrants:	Nil

LISTINGS

Canadian Venture Exchange
Trading Symbol: WRA.V
Cusip No.: 973151 10 3